NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08042786

March 13, 2008

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-300

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/13/2008

Re: General Motors Corporation
Incoming letter dated February 5, 2008

Dear Ms. Larin:

This is in response to your letter dated February 5, 2008 concerning the shareholder proposal submitted to General Motors by the Connecticut Retirement Plans & Trust Funds. We also have received a letter on the proponent's behalf dated February 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Megan D. McIntyre
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C., 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit a stockholders proposal related to fuel economy and greenhouse gas ("GHG") emission standards from the General Motors Corporation ("General Motors" or "GM") proxy materials for the 2008 Annual Meeting of Stockholders.

On December 20, 2007, GM received a proposal from the Sisters of St. Dominic of Caldwell, New Jersey (the "Dominican Proposal"), which was subsequently submitted by a number of co-filers (Exhibit A). This proposal provides:

> **Resolved**: shareholders request that the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders by September 30, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

On December 21, 2007 the Connecticut Retirement Plans & Trust Funds submitted a similar proposal (the "Connecticut Proposal") (Exhibit B) providing the following resolution:

> RESOLVED: General Motors shareholders request that a committee of independent directors of the Board assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2008.

General Motors will include the Dominican Proposal in its proxy material, and we intend to omit the Connecticut Proposal under Rule 14a-8(i)(11) on the grounds that it substantially duplicates the Dominican Proposal, which we received a day earlier than the Connecticut Proposal.

The Dominican Proposal requests GM to adopt quantitative goals for GHG emissions and report on its plans to achieve these goals. The Connecticut Proposal requests an independent committee of the Board to report its assessment of how GM plans to comply with new fuel economy and GHG emissions standards. Since carbon dioxide ("CO_2") is the primary greenhouse gas emitted by automobiles, CO_2 emissions are directly proportional to the amount of fuel consumed by motor vehicles, and as a result, CO_2 emissions per mile are inextricably linked to fuel consumption per mile. Accordingly, the report requested by the Dominican Proposal would include largely the same information that the Connecticut Proposal requests.

Although there are some differences between the reports requested by the different proposals, in applying Rule 14a-8(i)(11) the Staff considers whether the proposals deal with the same core issues or principal thrust or focus, even if they are not identical. See, e.g., Gannett Co., Inc. (December 21, 2005); Paychex, Inc. (July 18, 2005); Baxter International (February 7, 2005); Time Warner Inc. (February 11, 2004). The principal focus of both proposals is reporting on GM's plans to reduce GHG emissions, which would also result in improved fuel economy; since they deal with the same core issue, the Connecticut Proposal can be omitted under Rule 14a-8(i)(11).

Please inform us whether the Staff will recommend any enforcement action if both proposals are omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Howard G. Rifkin
Deputy State Treasurer, State of Connecticut

Exhibit A

To: A. Laurin
c: S. Colby

RECEIVED

DEC 20 2007

OFFICE OF SECRETARY
DETROIT

N E Polis

RECEIVED

DEC 20 2007

G.R. WAGONER, JR.

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

December 19, 2007

Mr. G. Richard Wagoner, Jr., CEO
General Motors Corporation
MC 482-C39-B50
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

For many years The Dominicans Sisters of Caldwell and members of ICCR have been critically concerned about the contribution our Company makes to global warming. Just in the past few days the Energy Bill has passed in the United States and there are signs that there will be greater international collaboration among nations and industries to reduce greenhouse gas emissions. Now is the time to assure your shareowners that General Motors has clear goals to reduce emissions from its operations and products.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of seventy-five (75) shares of General Motors, which we intend to hold at least until after the next annual meeting. Verification of ownership is enclosed.

I am hereby authorized to notify you of our intention to file the attached proposal asking the Board of Directors to set goals to reduce greenhouse gas emissions from operations and product, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns. As always, we look forward to discussion around these concerns.

Sincerely,



Patricia A. Daly, OP
Corporate Responsibility Representative

Reduce Greenhouse Gas (GHG) Emissions
General Motors

Whereas:

General Motors is the world's largest automaker and global industry sales leader with operations worldwide. Most countries have ratified the Kyoto Protocol that obliges industrialized countries to reduce national greenhouse gas (GHG) emissions below 1990 levels by 2012.

GM has agreed, through its participation in the U.S. Climate Action Partnership, that the U.S. should reduce its GHG footprint by 60% to 80% from current levels by 2050 but has not told shareholders what portion of that reduction the company will meet.

GM faces new regulations and market demand in every major market to reduce vehicle GHG emissions, including 35 mpg by 2020 in the U.S. and expected 125 g/km by 2015 in the European Union. GM has reduced global GHG emissions from operations 12.5% since 2000, but fleet-average CO_2 emissions were 3% higher in 2005 than 1990.

In 2004, California adopted a new regulation that requires a 30% reduction in passenger fleet-wide carbon emissions from new vehicles sold in the state by 2016 (33 mpg), with the standards phasing in starting in 2009. Sixteen other states have adopted or are considering adopting California's standards, totaling about 45% of total U.S. sales.

GM has consistently applied new technology to their vehicles but has failed to steer technology toward reducing GHGs, giving GM the largest product "carbon burden" of automakers selling vehicles in the U.S.

GM has introduced some fuel-efficient vehicles but has not developed a comprehensive strategy with mid and long-term goals to ensure application of technology and practices to significantly reduce total GHG emissions from operations and products by 2010, 2020, and 2030.

Foreign automakers' actions to meet new market and regulatory demand pose serious competition to GM and demonstrate that targets can be set. Nissan has proposed to reduce CO_2 emissions from new cars by 70% from 2000 levels by 2050 and has detailed specific production innovations to reach their target. Honda is targeting a 10% reduction average of CO_2 emissions from automobiles, power equipment and sports products from 2000 levels by 2010

Our company is suffering financially in part because competitors are making more compelling fuel efficient and low-pollution products, causing a recent alarming loss of market share in this era of higher oil prices. In order to protect and enhance long-term shareholder value, GM must retake market share from its competitors. The company needs to set quantitative goals for improving fuel efficiency and reducing GHG emissions in its products and operations to bring customers back.

Resolved: shareholders request that the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders by September 30, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Exhibit B

RECEIVED

DEC 21 2007

OFFICE OF SECRETARY
DETROIT

I: A. Lawi N E Poles
C: S. Colby



DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 18, 2007

RECEIVED

DEC 21 2007

G.R. WAGONER, JR.

Mr. G. Richard Wagoner Jr.
Chair of the Board and CEO
General Motors Corporation
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

The purpose of this letter is to submit the attached shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds ("CRPTF") for consideration and action by shareholders at the next annual meeting of General Motors.

As the Deputy State Treasurer, I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of December 17, 2007, the CRPTF held 305,175 shares of General Motors Corporation valued at approximately $8,093,241. The CRPTF will continue to hold General Motors Corporation through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702.3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

55 Elm Street Hartford, Connecticut 06106-1773
An Equal Opportunity Employer



Assess Steps Being Taken to

Meet New Fuel Economy and Greenhouse Gas Emission Standards

WHEREAS: The U.S. transportation sector is responsible for almost one-fourth of the country's total energy consumption and automobiles comprise two-thirds of the transportation sector's CO_2 emissions, according to the Energy Information Agency. U.S. automobiles consume more fuel and emit approximately 15% more CO_2 per mile than the average light duty vehicle globally.

The U.S. Congress is poised to require increased fuel economy standards, after three decades of inaction. The energy bill passed in the Senate in 2007, and currently in conference with the House, includes "10 in 10", increasing passenger vehicle fuel economy standards by 10 mpg in the next decade to 35 mpg by 2020. The bill also creates the first fuel economy standards for medium and heavy-duty trucks, and provides the Secretary of Transportation expanded authority to prescribe and enforce fuel economy.

Regulations to reduce greenhouse gas (GHG) emissions from vehicles are emerging across multiple jurisdictions in the U.S. Fourteen states, awaiting federal approval, have already adopted California's 30% emissions reduction standard, reducing GHG emissions from more than one third of the new vehicles sold in the U.S.

U.S. Court rulings point toward tougher fuel economy and GHG reduction regulations. A Federal Court in Vermont recently sided with the states that have adopted California's new tailpipe emissions standards in a decision that says state rules on greenhouse gas emissions don't conflict with federal mileage standards and automakers should be able to develop the technology to meet them. In April 2007, the Supreme Court ruled that GHGs are considered air pollutants under the Clean Air Act, allowing EPA to regulate GHG emissions from vehicles. In May, President Bush issued an Executive Order directing EPA to use its GHG emission authority to increase fuel economy by as much as 4% per year over the 10 years, equivalent to a fleet-wide average of about 34 mpg by 2017.

Governments the world over are increasing regulation of vehicle fuel economy and greenhouse gas emissions. In 2006, Japan revised its fuel economy targets, with projected increases of 24% by 2015 (over 2004) to roughly 46.9 mpg.2 In June 2007, the EU resolved to set mandatory standards for automakers to achieve 130g/km, roughly 48.9 mpg. Chinese fuel economy standards reached 31.6 mpg in 2005 and will increase to 35.8 mpg by 2009. Australia's fuel economy standards will increase to 34.4 mpg by 2010

General Motors lags behind its European and Japanese peers in developing products with better fuel economy and low GHG emissions.

RESOLVED: General Motors shareholders request that a committee of independent directors of the Board assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2008.



485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Megan D. McIntyre
Director
Tel: 302-622-7020
mmcintyre@gelaw.com

Direct Dial: 302-622-7020
Email: mmcintyre@gelaw.com

February 11, 2008

By Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Connecticut Retirement Plans & Trust Funds for Inclusion in General Motors Corporation's 2008 Proxy Statement

Dear Ladies and Gentlemen:

This letter is submitted on behalf our client, the Connecticut Retirement Plans & Trust Funds ("CRPTF"), in response to the February 5, 2008 letter from General Motors Corporation ("GM" or the "Company") to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that CRPTF's shareholder proposal (the "Proposal") may be excluded from the Company's 2008 proxy statement pursuant to Rule 14a-8(i)(11).

I. CRPTF's Proposal

GM is the world's largest automaker, manufacturing vehicles in 33 countries. During 1996, more than 9 million GM cars and trucks were sold globally under the following name brands, among others: Chevrolet, Pontiac, Buick, Cadillac, Saab, Hummer, GMC, and Saturn.

In recent years, the automotive industry has come under increasing pressure in the form of new regulations, both domestically and abroad, requiring automobile manufacturers to improve their vehicles' fuel economy and to reduce their greenhouse gas (GHG) emissions. GM lags behind its European and Japanese peers in developing products with better fuel economy and low GHG emissions. In light of these facts, CRPTF has proposed the following resolution for inclusion in GM's 2008 proxy materials:



> RESOLVED: General Motors shareholders request that a committee of independent directors of the Board assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2008.

As described in the supporting statement, this Proposal arises in the context of a number of new and pending regulations, both domestically and abroad, requiring improvements in fuel economy and reductions in greenhouse gas (GHG) emissions. These include:

- an energy bill (which President Bush signed into law in December 2007) that will effect a 40% increase in passenger vehicle fuel economy standards by 2020;
- the recent adoption by fourteen states of California's 30% emissions reduction standard, reducing GHG emissions from more than one third of the new vehicles sold in the United States;
- President Bush's May 2007 directive to the EPA to use its regulatory authority to require improvements in fuel economy;
- increases in fuel economy standards in Japan, China and Australia; and
- the European Union's June 2007 resolution to set mandatory fuel economy standards for automobile manufacturers.

The purpose of CRPTF's Proposal is to obtain an assessment and report on what Ford is doing to meet these new fuel economy and GHG standards.

CRPTF's Proposal was sent to GM via DHL delivery service on December 18, 2007, and GM claims to have received it on December 21, 2007. According to DHL's delivery records, however, CRPTF's proposal was delivered to GM on December 20, 2007. See Exhibit A hereto.

II. GM's Response to CRPTF's Proposal

On February 5, 2008, GM to the SEC Staff, stating that GM intends to exclude CRPTF's Proposal from its 2008 proxy statement on the grounds that it is duplicative of a proposal received on December 20, 2007, from the Sisters of St. Dominic of Caldwell New Jersey (the "Dominican Proposal"). The Dominican Proposal requests that the GM Board "publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders by September 30, 2008, on its plans to achieve these goals." As will be discussed below, it is not clear that GM received the Dominical Proposal first, and in any event the proposals are not duplicative.

At the conclusion of GM's February 5, 2008 letter, it inquires "whether the Staff will recommend enforcement action if both proposals are omitted from the proxy materials for [GM's] 2008 Annual Meeting of Stockholders." See Letter from Anne T. Larin dated Feb. 5, 2008, at 2 (emphasis added). For purposes of this response to GM's letter, CRPTF will assume that the phrasing of GM's request to the SEC Staff was in error, and that – consistent with the rest of GM's letter – it intends to include the Dominican Proposal in its proxy materials and seeks a no-action letter only with respect to the proposed omission of CRPTF's Proposal.[1]

III. The Proposal Is Not Excludable Under Rule 14a-8(i)(11)

A proposal is excludible pursuant to Rule 14a-8(i)(11) if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." 17 C.F.R. § 240.14a-8(i)(11). The adopting release makes clear that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Securities Exchange Act Release No. 34-12999 (1976) (emphasis added).

The burden is on GM to establish that it has a reasonable basis for excluding CRPTF's proposal from its proxy materials. *See* 17 C.F.R. § 240.14a-8(g). GM cannot meet that burden, because (a) it is not clear that the Dominican Proposal was "previously submitted," and (b) even if CRPTF's Proposal was submitted second, it does not "substantially duplicate" and is not "substantially identical" to the Dominican Proposal.

A. GM Has Not Established That the Dominican Proposal Was Submitted First

Rule 14a-8(i)(11) provides that, if two proposals are substantially duplicative, the later proposal may be excluded if the "previously submitted" proposal is included. Here, CRPTF's Proposal was sent on December 18, 2007, and according to the carrier's records, was delivered to GM on December 20, 2007. See Exhibit A. The Dominican Proposal is dated December 19, 2007 – the day after CRPTF's Proposal was sent – and was received on December 20, 2007 (the same day as CRPTF's Proposal). GM has not met its burden of establishing that the Dominican Proposal was "previously submitted," and under the circumstances – where the proposals were received on the same day but sent on different days – CRPTF respectfully submits that CRPTF's Proposal should be deemed the "previously submitted" proposal because it was sent first. Accordingly, even if the proposals were substantially duplicative – which they are not – CRTPF's Proposal should not be excluded under Rule 14a-8(i)(11).

---

[1] In the event that GM does not intend to include the Dominican Proposal, it cannot rely on Rule 14a-8(i)(11) as a basis to exclude the CRPTF Proposal. See 17 C.F.R. § 240.14a-8(i)(11) (permitting exclusion "[i]f the proposal substantially duplicates another proposal ... that will be included in the company's proxy materials for the same meeting"); AT&T Corp. (Jan. 17, 2008) (declining to grant no-action relief pursuant to Rule 14a-8(i)(11) where the previously submitted proposal would not be included in the proxy statement).

B. The Proposals Are Not Substantially Duplicative

Even if CRPTF's Proposal had been submitted after the Dominican Proposal, it would not be excludible under Rule 14a-8(i)(11) because it does not "substantially duplicate" the Dominican Proposal. First, whereas the Dominican Proposal is entitled "Reduce Greenhouse Gas (GHG) Emissions" and relates exclusively to that issue, CRPTF's Proposal involves both GHG emissions and fuel economy standards (and is titled "Assess Steps Being Taken to Meet New Fuel Economy and Greenhouse Gas Emission Standards"). Second, the two proposals seek entirely different courses of action by GM's board of directors. The Dominican Proposal asks the board to adopt internal goals for reducing GHG emissions, whereas CRPTF's Proposal asks the board to assess and report to shareholders on GM's efforts to comply with externally-imposed standards for fuel economy and GHG emissions.

The Proposal's dual focus on fuel economy standards and GHG emissions, in contrast to the Dominican Proposal's singular focus on GHG emissions, precludes a determination that the two proposals are "substantially duplicative." Although GM attempts to portray these subjects as "inextricably linked," the SEC Staff has already recognized -- in response to a 2005 no-action request by Ford Motor Company -- that fuel economy standards and GHG emission standards are distinct and separate matters. In 2005, Ford wanted to exclude a proposal that sought a report on Ford's lobbying efforts and financial expenditures with respect to increases in CAFE (fuel economy) standards, on the grounds that it substantially duplicated a prior proposal. The prior proposal, however, had nothing to do with CAFE or fuel economy standards, and instead sought an assessment of steps taken to meet GHG standards. Given the difference in focus between the two proposals, the SEC Staff properly denied no-action relief. See Ford Motor Company (Mar. 14, 2005). In other situations, the SEC Staff has similarly recognized that proposals cannot be substantially duplicative when they involve different subject matters, even if those subject matters bear some general relationship to one another. See, e.g., AT&T Corp. (March 2, 2005) (proposal relating to employee retirement benefits did not substantially duplicate proposals relating to severance arrangements); AT&T Corp. (Jan. 31, 2001) (proposal relating to the compensation of "top management" did not substantially duplicate proposal relating to compensation of directors).

Moreover, even if the subject matters of these proposals overlapped entirely – which they do not – exclusion would be inappropriate under Rule 14a-8(i)(11) because the proposals seek different types of corporation action. CRPTF's Proposal seeks an assessment and report on the steps being taken to meet external, government-imposed standards for fuel economy and GHG emissions, while the Dominican Proposal seeks the adoption of internal goals for reducing GHG emissions from the company's products. If the shareholders approve the Dominican Proposal and GM adopts quantitative goals for reducing GHG emissions, this will not accomplish the goal of CRPTF's Proposal – i.e., an assessment and report on GM's compliance with regulatory GHG standards (much less with fuel economy standards). As the SEC Staff has recognized, proposals cannot be "substantially duplicative" when they seek different types of corporation action, and where adoption of the first proposal would not accomplish the goal of the second. See, e.g., Ford Motor Company (Mar. 14, 2005) (proposal seeking a report on Ford's lobbying efforts to prevent increases in fuel economy standards did not substantially duplicate proposal seeking assessment of Ford's efforts to comply with GHG standards); Exxon Mobil Corp. (March 5, 2004) (no-action relief denied where first proposal asked the company to refrain from certain practices, while the second proposal requested annual reports on the company's political activities); Bristol-Myers Squibb Company (Feb. 11, 2004) (no-action relief denied where first proposal sought publication of a detailed statement of company's political contributions, and second proposal sought implementation of a policy prohibiting political contributions); Johnson & Johnson (Feb. 25, 2003) (no-action relief denied where first proposal sought only preparation of a report and second proposal asked board to take specific action and then report back to shareholders); Citigroup, Inc. (Feb. 7, 2003) (proposals were not substantially duplicative even though four whereas clauses were virtually identical, where "Resolved" clauses sought different actions by the board).[2]

Finally, exclusion of CRPTF's Proposal would not serve the purpose underlying Rule 14a-8(i)(11), which is to prevent shareholders from having to vote on substantially identical proposals. As discussed above, the proposals involve different subject matters and seek different corporation action. Given these facts, which are clear from the face of the two proposals, there is no legitimate risk that shareholders will be confused if asked to vote on both proposals.

Conclusion

Because GM has not met its burden of establishing a reasonable basis for excluding CRPTF's Proposal from its proxy materials, the Company's request for a no-action letter should be denied. In the event that the Staff disagrees with CRPTF's position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience.

In accordance with Rule 14a-8(k), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Respectfully,



Megan D. McIntyre

---

2 By contrast, the no-action letters cited by GM involved proposals that sought the same corporate action. See Gannett Co., Inc. (December 21, 2005); (both proposals sought declassification of the board); Baxter International (February 7, 2005) (same); Paychex, Inc., (July 18, 2005) (both proposals sought amendments of the company's governance documents to require that directors be elected by a majority of the votes cast); Time Warner Inc. (February 11, 2004) (both proposals sought annual reports regarding political contributions, and information sought by second proposal was subsumed within information sought by first proposal). Indeed, in each of these situations, the proponent of the excluded proposal made no submission to the SEC Staff disputing that its proposal was duplicative of the prior proposal.

Attachment

cc: (By facsimile)
Anne T. Larin, Esquire
Attorney and Assistant Secretary
General Motors Corporation
Facsimile: (313) 665-4979



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Tracking results detail for 75048018043

Tracking summary

Current Status	✓ **Shipment delivered.**
Delivered on	12/20/2007 1:10 pm
Delivered to	
Signed for by	**M SMITH**

Tracking history

Date and Time	Status	Location
12/20/2007 1:10 pm	Shipment delivered.	Romulus, MI
12:58 pm	With delivery courier.	Romulus, MI
12/19/2007 8:35 am	Arrived at DHL facility.	Romulus, MI
7:45 am	Transit through DHL facility	Romulus, MI
6:30 am	Depart Facility	Wilmington - Clinton Field, OH
1:02 am	Processed at DHL Location.	Wilmington - Clinton Field, OH
12/18/2007 11:23 pm	Transit through DHL facility	Windsor Locks, CT
9:27 pm	Depart Facility	West Hartford, CT
8:38 pm	Processed at DHL Location.	West Hartford, CT
5:47 pm	Shipment picked up	West Hartford, CT

Ship From:
STATE OF CONNECTICUT
Hartford, CT 06106
United States

Ship To:
GENERAL MOTORS
CORPORATIO
Detroit, MI 48265
United States

Shipment Information:
Ship date: 12/18/2007
Pieces: 1
Total weight: 2 lbs *

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Service:
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Tracking detail provided by DHL: 2/8/2008, 9:25:12 am pt.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2008

The proposal requests that a committee of independent directors assess and report on the steps the company is taking to meet new fuel economy and greenhouse gas emissions standards for its cars and trucks.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in General Motors' proxy materials. In this regard, we note your representation that another proposal was previously submitted to General Motors by another proponent. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



John R. Fieldsend
Attorney-Adviser

END